InterOil Confirms Continuity of the Antelope Reefal Reservoir and Extends LNG Agreements

PORT MORESBY, Papua New Guinea and HOUSTON, Jan. 2, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced that the Antelope-3 well reached total depth on December 25th, and the wireline logging program is currently in progress. Preliminary independent analysis of the wireline log results by Schlumberger demonstrate a carbonate reservoir (limestone and dolomite) with similar reefal reservoir character and quality as the offset Antelope-1 and Antelope-2 wells. This is consistent with, and supplements, the excellent results of our initial drill stem test (DST#1).

Preliminary interpretation indicates that the Antelope-3 shares the same water contact with these wells at 7,310 feet (2228 meters) below sea level. With the top of the reservoir encountered at 1,624 meters measured depth in the well, equivalent to a true vertical depth of 5,009 feet (1,527 meters) below sea level, this equates to a hydrocarbon column height of approximately 2,301 feet (701 meters). This represents the tallest vertical column encountered in the Antelope field to date. The forward program is to complete the remaining wireline logging test program before suspending the well for recompletion as a future producer.

Separately, InterOil announced that it has extend the dates in the contingent LNG project agreements with each of Mitsui & Co., Ltd. (Mitsui) and Energy World Corporation Limited (EWC) to provide flexibility for partner selection and Final Investment Decision (FID). The joint venture operating agreement and associated agreements with Mitsui for the proposed Condensate Stripping Plant (CSP) have also been amended to extend the time allowed for FID.

On November 15, 2012, InterOil was notified that the National Executive Council (NEC) of Papua New Guinea had approved a proposal to build a 3.8 million tonnes per annum LNG plant in the Gulf Province of Papua New Guinea. The approval received from the NEC is in line with the proposals from our potential LNG partners. Since then, InterOil has been working with the PNG Government to complete a modified LNG project agreement and to secure an internationally recognized operator of the proposed facilities, consistent with the NEC approval. InterOil expects that these actions will allow it to promptly complete the partnering process.

"InterOil is pleased to have safely completed drilling our sixth well in the Elk and Antelope fields, which InterOil believes further confirms the continuity of this exceptional reservoir. Confirmation of continuous reefal reservoir at the Antelope-3 location, in conjunction with PNG's Cabinet approval for the Gulf LNG project and growing provincial and landowner support, has allowed us to focus on finalizing our partnering process," stated Mr. Phil Mulacek, Chief Executive Officer of InterOil.

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, drilling of the Antelope-3 well in the Elk/Antelope field, the characteristics of the Antelope reef structure and reservoir, statements concerning business plans and strategies, including those to develop a CSP or a LNG plant, the timing of a FID in respect of such facilities, the ability to attract a strategic LNG partner and the timing of any agreement with such partner, the ability to amend the terms of an amended LNG Project Agreement with the State to effect the NEC approval, the construction and development of the proposed large scale LNG project, business prospects, strategies, regulatory developments, and the ability to obtain financing on acceptable terms. These statements are based on the terms of the NEC approval, the amended JVOA and associated agreements. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the quality of the reservoir indicated by the Antelope-3 well, discussions with the State, the terms of the NEC approval, the terms of the LNG Project Agreement with the State and the status of the LNG strategic partner search process. No assurances can be given however, that these events will occur including, in particular the development of the proposed LNG project. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.